July 1, 2010

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Filings – Form 40-17G

Re:	Fidelity Bond Filing on Form 40-17G/SEC File Nos. 33-100822; 811-21247
Defenders Multi-Strategy Hedge Fund, LLC (the “Fund”)

Ladies and Gentlemen:

     On behalf of the Fund and pursuant to Rule 17g-1 of the Investment Company Act of 1940 and paragraph (g)(1) thereunder, we enclose the following fidelity bond documentation for filing with the Commission:

1.	Endorsement No. 5, reflecting the recent change of the Fund’s name;

2.	A copy of the Fund’s fidelity bond (including Endorsement Nos. 1 – 3) issued by Chubb Group of Insurance with a limit of liability of $1,000,000*;

3.	A copy of the resolution of a majority of the Board of Managers of the Fund approving the form and the amount of the bond*;

4.	A copy of the Joint Liability Insurance Agreement between the Fund and Mellon Optima L/S Strategy Fund*; and

5.	A copy of Endorsement No. 4 to the Fund’s fidelity bond.**

     *Incorporated by reference to the Rule 17g-1 filing on July 28, 2009.

     **Incorporated by reference to the Rule 17g-1 filing on June 18, 2010.

     Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via telephone at (212) 298-1644 or via e-mail at lisa.grosswirth@bnymellon.com.

Sincerely yours,

/s/ Lisa R. Grosswirth
Lisa R. Grosswirth
Secretary
Defenders Multi-Strategy Hedge Fund LLC

Enclosures
cc: P. Sullivan

VIGILANT INSURANCE COMPANY
Endorsement No:	5
Bond Number:	81947957
NAME OF ASSURED: BNY/IVY MULTI-STRATEGY HEDGE FUND, LLC

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
DEFENDERS MULTI-STRATEGY HEDGE FUND, LLC

This Endorsement applies to loss discovered after 12:01 a.m. on October 20, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 15, 2010

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1